CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT EDGAR Files Fiscal 2011 Financial Statements

December 1st, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA and TSX: MBA) (“CIBT Group”) reports that is has filed its fiscal year ending August 31, 2011 annual financial statements and management discussion and analysis (“MD&A”) with the United States Securities and Exchange Commission on EDGAR. Electronic copies of the financial statements and MD&A are available on CIBT Group’s website, www.cibt.net, and under the company’s profile on SEDAR at www.sedar.com.

Shareholders can request a hard copy of CIBT Group’s complete audited financial statements and MD&A free of charge by email (info@cibt.net) or telephone (604.871.9909 extension 311).

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.